9 Raffles Place
#42-02 Republic Plaza
Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171
www.lw.com
UEN No. T09LL1649F
FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
July 10, 2023	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
VIA EDGAR	Hamburg	Shanghai
	Hong Kong	Silicon Valley
	Houston	Singapore
Division of Corporation Finance	London	Tel Aviv
Office of Energy & Transportation	Los Angeles	Tokyo
United States Securities and Exchange Commission	Madrid	Washington, D.C.

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karl Hiller, Branch Chief

        Yong Kim, Staff Accountant

Re:	China Yuchai International Limited

Form 20-F for the Fiscal Year ended December 31, 2022

Filed April 26, 2023

File No. 001-13522

Ladies and Gentlemen:

On behalf of China Yuchai International Limited, a Bermuda company (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter dated June 9, 2023 with respect to the Form 20-F for the Fiscal Year ended December 31, 2022 (the “Form 20-F”).

The Staff’s comments are repeated below in italic and are followed by the Company’s responses. We have included page references to the Form 20-F where a response refers to the revised disclosure therein. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form 20-F.

Form 20-F for the Fiscal Year ended December 31, 2022

Risk Factors, page 8

1.

Please expand the risk factor disclosure on page 19, under the heading “Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement,” to clarify the status and relevance of these agreements, which you indicate were formulated during the period 2003-2007, and to identify the counterparties in the agreements and to describe your present relationship with those counterparties.

Given your disclosure stating that non-compliance with the continued expansion and diversification provisions of these agreements “could have a material adverse effect” on your financial condition, results of operations, business or prospects, we believe that you should describe your obligations concerning business expansion and diversification, including quantification of any relevant metrics, specification of milestones and timelines, and any contractual or reasonably possible consequences for non-compliance.

July 10, 2023

The disclosure expressing uncertainty as to whether such requirements will be fully implemented, or if implementation will effectively resolve all of the difficulties regarding your investment in Yuchai, should also be modified to clarify the extent to which you have been unable to comply with such requirements since entering into the agreements, to include a description of the obstacles that you have encountered and any options or alternatives that you may have to resolve such matters.

Response:

The Company respectfully submits that the Reorganization Agreement, as amended, and the Cooperation Agreement continue to be in force and effect. These agreements are also available as exhibits to the Form 20-F and prior filings by the Company. The parties to the Reorganization Agreement include the Company, its subsidiary, Guangxi Yuchai Machinery Company Limited (referred to as “Yuchai” in the Form 20-F) and Coomber Investments Limited, (referred to as “Coomber” in the Form 20-F). Coomber is wholly owned by Goldman Industrial Limited, which in turn is a wholly-owned subsidiary of Guangxi Yuchai Machinery Group Company Limited (“GY”, which together with its subsidiaries is referred to as the “GY Group” in the Form 20-F), which in turn is a majority-owned subsidiary of the State-owned Assets Supervision and Administration Commission of the People’s Government of Guangxi Zhuang Autonomous Region.

The parties to the Cooperation Agreement include the Company, Yuchai, Coomber and GY. Coomber is a shareholder of the Company, and GY is a shareholder of Coomber. The Company does not have any financial relationship with Coomber or the GY Group. The Company has various commercial arrangements with the GY Group as disclosed in the Form 20-F. For example, during fiscal year 2022, Yuchai and its affiliates entered into agreements with the GY Group and its affiliates for, among other things, sales of engines and parts to the GY Group, purchase of parts, supplies and engines from the GY Group, and other business relating to, among other things, hospitality, lease of assets, property management services, and delivery, storage, distribution and handling services. In addition, Yuchai and GY are the two shareholders of Guangxi Yuchai Machinery Monopoly Development Co., Ltd with 71.8% and 28.2% shareholding interest, respectively.

In response to the Staff’s comment, the Company undertakes to revise the risk factor in its future filings to further clarify the parties to the agreements and the relevance of these agreements as follows (underline indicates additional text and ~~strikethrough~~ indicates deleted text):

“Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.

We own 76.4% of the outstanding shares of Yuchai, and one of our primary sources of cash flow continues to be our share of the dividends, if any, paid by Yuchai and investment earnings thereon. As a result of the agreement reached with Yuchai and its related parties pursuant to the July 2003 Agreement, we discontinued legal and arbitration proceedings initiated by us in May 2003 relating to difficulties with respect to our investment in Yuchai. In furtherance of the terms of the July 2003 Agreement, we, Yuchai and Coomber Investments Limited, or Coomber, entered into the Reorganization Agreement in April 2005, as amended in December 2005 and November 2006, and agreed on a restructuring plan intended to be beneficial to our shareholders. Coomber is wholly owned by Goldman Industrial Limited which in turn is a wholly owned subsidiary of GY which in turn is a majority-owned subsidiary of the State-owned Assets Supervision an Administration Commission of the People’s Government of Guangxi Zhuang Autonomous Region. The Reorganization Agreement provides for the implementation of corporate governance guidelines approved by the directors and shareholders of Yuchai in November 2002 and outlines steps for the adoption of corporate governance practices at Yuchai conforming to international custom and practice.

July 10, 2023

The Reorganization Agreement was scheduled to terminate on June 30, 2007. ~~In June~~On June 30, 2007, we, along with Yuchai, Coomber and ~~the~~ GY ~~Group~~ entered into the Cooperation Agreement. The Cooperation Agreement amends certain terms of the Reorganization Agreement and, as so amended, incorporates the terms of the Reorganization Agreement. The Reorganization Agreement, as amended, and the Cooperation Agreement continue to be in force and effect. Pursuant to the amendments to the Reorganization Agreement, the Company ~~has~~ agreed that the restructuring and spin-off of Yuchai ~~will~~ would not be effected, and, recognizing the understandings that have been reached between the Company and the GY Group to jointly undertake efforts to expand the business of Yuchai, the Company will not seek to recover the anti-dilution fee of US$20 million that was due from Yuchai. For more information on these agreements see “Item 4. Information on the Company — A. History and Development of the Company.” No assurance can be given as to when the business expansion requirements relating to Yuchai as contemplated by the Reorganization Agreement and the Cooperation Agreement will be fully implemented, or that implementation of the Reorganization Agreement and the Cooperation Agreement will effectively resolve all of the difficulties faced by us with respect to our investment in Yuchai.

In addition, the Reorganization Agreement as amended by the Cooperation Agreement contemplates the continued implementation of our business expansion and diversification plan adopted in February 2005. The Cooperation Agreement provides that the parties will explore new business opportunities and ventures with a view to diversifying and expanding the assets, business divisions, sources of revenue and operations of Yuchai. ~~One of the goals of this business expansion and diversification plan is to reduce our financial dependence on Yuchai.~~ Subsequently, we acquired strategic stakes in HLGE and TCL (which we have since substantially divested). ~~See “Item 5. Operating and Financial Review and Prospects — A. Overview — Business Expansion and Diversification Plan.”~~ In addition, Yuchai has entered into various strategic alliances, including joint ventures, with various third parties to further our business purpose. For example, Yuchai has entered into a 45% joint venture with Jirui United Heavy Industry Co., Ltd. and Shenzhen City Jiusi Investment Management Limited, a 50-50 joint venture with MTU Friedrichshafen GmbH and a 65% joint venture with Beijing Xing Shun Da Bus Co., Ltd, and Yuchai’s wholly-owned subsidiary, Guangxi Yuchai Exhaust Technology Co., Ltd., has entered into a 49% joint venture with Purem International GmbH. Nonetheless, no assurance can be given that we will be able to successfully expand and diversify our business. We may also not be able to continue to identify suitable acquisition opportunities, secure funding to consummate such acquisitions or successfully integrate such acquired businesses within our operations. Any failure to implement the terms of the Reorganization Agreement and Cooperation Agreement, including our continued expansion and diversification, could have a material adverse effect on our financial condition, results of operations, business or prospects. Additionally, although the Cooperation Agreement amends certain provisions of the Reorganization Agreement and also acknowledges the understandings that have been reached between us and the GY Group to jointly undertake efforts to expand and diversify the business of Yuchai, no assurance can be given that we will be able to successfully implement those efforts or as to when the transactions contemplated therein will be consummated.”

The Company respectfully submits that while the Reorganization Agreement and the Cooperation Agreement contemplate the continued implementation of a business expansion and diversification plan with a view to diversifying and expanding the assets, business divisions, sources of revenue and operations of Yuchai, the agreements do not specify any metrics, milestones or timelines. The Company therefore believes that no further disclosure is required in this regard.

The Company further respectfully submits that the Company believes it has been in full compliance with its obligations under the Reorganization Agreement, as amended, and the Cooperation Agreement. The Company has not experienced any legal or regulatory obstacles in meeting such obligations. The Company notes that as described above, the Company has acquired strategic stakes in HL Global Enterprises Limited and Thakral Corporation Ltd (which the Company has since divested) and Yuchai has entered into several strategic alliances, including joint ventures, in furtherance of its obligations under these agreements.

July 10, 2023

2.

We note your risk factor disclosures on pages 11 and 12, under the heading “We are or may be subject to risks associated with strategic alliances, including joint ventures,” explaining that Yuchai Xin-Lan New Energy Power Technology Co., Ltd. (“Yuchai Xin- Lan”), was formerly a wholly-owned subsidiary of Guangxi Yuchai Machinery Company Limited (“Yuchai”) though since February 2023 has been an 87.7% owned subsidiary of Yuchai, and we see corresponding illustration in your organizational chart on page 39.

Please reconcile these disclosures with information provided in your subsequent events disclosure on page F-91, explaining that “the Group’s equity interest in Yuchai Xin-Lan decreased from 69.5 % as of December 31, 2022 to 67.0%” in connection with the entity receiving various capital contributions from other investors.

Please also expand your disclosure regarding the conveyance of Yuchai Xin-Lan (Jiangsu) Hydrogen Energy Technology Co., Ltd to Yuchai Xin-Lan, as necessary to describe the terms of the transaction including the circumstances/precipitating events or rationale for the conveyance, along with an indication of its significance.

Response:

The Company respectfully submits that the Company’s subsidiary, Guangxi Yuchai Machinery Company Limited (referred to as “Yuchai” in the Form 20-F), owns an 87.7% equity interest in Yuchai Xin-Lan New Energy Power Technology Co., Ltd. (referred to as “Yuchai Xin-Lan” in the Form 20-F) since February 2023 following investments from three unrelated third-party investors between November 2022 and February 2023. As the Company owns 76.4% of the outstanding shares of Yuchai, the Company’s effective equity interest in Yuchai Xin-Lan was 67.0% as of February 28, 2023. The Company undertakes to clarify the disclosure regarding the Company’s equity interest in Yuchai Xin-Lan in its future filings.

In March 2023, Yuchai transferred its wholly-owned subsidiary, Yuchai Xin-Lan (Jiangsu) Hydrogen Energy Technology Co., Ltd (“Xin-Lan Hydrogen”) to Yuchai Xin-Lan. As Xin-Lan Hydrogen became a wholly-owned subsidiary of Yuchai Xin-Lan through the transfer, the Company’s effective equity interest in Xin-Lan Hydrogen was reduced to 67.0%. The conveyance of Xin-Lan Hydrogen was effected in furtherance of the Company’s strategic research and development plans for new energy solutions. The Company submits that the foregoing does not have a material effect on its consolidated financial statements for the year ended December 31, 2022 and undertakes to revise the disclosure to reflect the foregoing in its future filings.

3.

We note that you have provided various risk factor disclosures that appear to be responsive to some of the concerns identified in our December 2021 sample letter to China Based Companies, which may be viewed our website at the following address:

https://www.sec.gov/corpfin/sample-letter-china-based-companies.

However, we believe that some incremental disclosures should be provided to further clarify certain matters as identified in the comments that follow, which include references to existing disclosures that could be expanded to include this information, although you may suggest alternate placement for such incremental disclosures.

Please submit the specific language that you propose to address these concerns, including any associated revisions to the summary of risk factors provided on pages 3 and 4.

July 10, 2023

Response:

In response to the Staff’s comment, the Company undertakes to revise the summary of risk factors in future filings as follows (underline indicates additional text):

“Risks Related to Our Business and Industry

•

The diesel engine business in China is dependent in large part on the performance of the Chinese and the global economy. Adverse economic developments in China or in the global economy could have a material adverse effect on our financial condition, results of operations, business or prospects.

•

The diesel engine business in China is dependent in large part on relevant government policies. As a result, our financial condition, results of operations, business and prospects could be adversely affected by changes in government policies in China.

•

We have previously identified material weaknesses in our internal control over financial reporting and cannot assure you that material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements in the future, or cause us not to be able to provide timely financial information, which may cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

•	We depend on and expect to continue to depend on our largest customers for a significant percentage of our sales.

•	We are dependent on our suppliers, some of whom are our single source suppliers for the components they supply.

•	Competition in China from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.

•

China’s vehicle industry is experiencing changes under initiatives and preferential policies in China to develop energy saving and new energy vehicles. It may lead to decrease in demand for our engines affecting our market share and profitability.

•

If we are not able to continually improve our existing engine products and develop new engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.

•	We are or may be subject to risks associated with strategic alliances, including joint ventures.

•	Our financial condition, results of operations, business or prospects may be adversely affected to the extent we are unable to continue our sales growth.

•	We are subject to risks associated with being subject to US trade controls laws and regulations.

•

Any failure to comply with the various applicable laws and regulations related to data security and cybersecurity could lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.

General Risk Factors

•	International trade policy dynamics may adversely affect our business.

•

The PRC government can exercise influence over the conduct of business in China. Changes in and uncertainties relating to political or social conditions, government policies or regulations in China could have a material and adverse effect on our business and results of operations.

•	Changes in tax laws or tax rulings could negatively impact our income tax provision and net income.

•	Questions on the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

•

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. Regulations in China regarding currency conversion could limit our ability to obtain sufficient foreign currency to satisfy our foreign currency requirements or to pay dividends to shareholders.

•

Securities offerings that we may conduct in the future may be subject to the approval, filing or other administration requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities, and we cannot assure you that we will be able to obtain such approval or complete such filing.

July 10, 2023

•	United States regulators may be limited in their ability to conduct investigations or inspections of our operations in China.

•

We may rely on dividends and other distributions on equity paid by Yuchai to fund any cash and financing requirements we may have, and any limitation on the ability of Yuchai to make payments to us could have a material and adverse effect on our ability to conduct our business.

•

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.”

The Company also undertakes to revise the Form 20-F’s risk factors in the manner described below in the responses to Staff’s questions 4 and 5.

4.

Please expand the risk factor disclosure on page 15, under the heading “We are dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity risks and data leakage risks” to also address recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, to explain how this oversight impacts your business and any future offerings, and to indicate the extent to which you believe that you are compliant with the regulations or policies that have been issued by the CAC prior to filing your annual report for 2022.

Response:

The Company respectfully submits that the Company does not believe that the PRC regulations relating to cybersecurity and data privacy are material to the Company’s business and future offerings. However, in response to the Staff’s comment, the Company undertakes to revise the risk factor in its future filings as follows (underline indicates additional text):

“We are dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity risks and data leakage risks. Any failure to comply with the various applicable laws and regulations related to data security and cybersecurity could lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.

We are dependent on information technology systems and infrastructure. We cannot be certain that advances in criminal capabilities (including cyber-attacks or cyber intrusions over the internet, malware, computer viruses and the like), discovery of new vulnerabilities or attempts to exploit existing vulnerabilities in our or third-party systems, other data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting our systems or the systems and networks of third parties that access and store sensitive information about us or our customers or suppliers. Cyber threats, such as phishing and trojans, could intrude into our or a third party’s network to steal data or to seek sensitive information about us or our customers or suppliers. Any intrusion into our or such third party’s network (to the extent attributed to us or perceived to be attributed to us) that results in any breach of security could cause damage to our reputation and adversely impact our business and financial results. A significant failure in security measures could have a material adverse effect on our business, reputation, results of operations and financial condition. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security.

As a significant part of our business is conducted in China, we are governed by PRC laws, rules and regulations, including those related to data security and cybersecurity. PRC regulators have been increasingly focused on regulation in areas of data security and data protection and the PRC regulatory requirements regarding cybersecurity are evolving.

July 10, 2023

The PRC Data Security Law was promulgated on June 10, 2021 and took effect in September 2021, and provides for data security and privacy obligations on entities and individuals carrying out data processing activities, including but not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. The PRC Data Security Law also requires a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. On September 12, 2022, the Cyberspace Administration of China, or the CAC, proposed a series of draft amendments to the PRC Cyber Security Law, imposing more stringent legal liabilities for certain violations. The final form, interpretation and implementation of such draft amendments remain substantially uncertain.

On July 30, 2021, the PRC State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communications and information services, energy, transportation, water conservation, finance, public services, e-government affairs and science and technology industries and national defense, which may seriously endanger national security, peoples’ livelihoods and the public interest in the event of damage, function loss or data leakage. In addition, the relevant administrative departments of each critical industry and sector shall be responsible for formulating eligibility criteria and determining the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

On August 16, 2021, the CAC, jointly with other PRC authorities, issued the Provisions on Management of Automotive Data Security (Trial), or the Automotive Data Provisions, which took effect on October 1, 2021. The Automotive Data Provisions regulate, among other things, the processing of automotive data that include both personal information and important data involved in the process of automotive design, production, sales, use, operation and maintenance.

On November 14, 2021, the CAC published the Draft Network Data Security Regulations for public comments. The Draft Network Data Security Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, processing, transmission, provision, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Network Data Security Regulations, a data processor must apply for a cybersecurity review for certain activities, including, among other things, (i) merger, reorganization or division of such internet platform operator that has acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) the overseas listing of such data processor if it processes personal information belonging to more than one million users, (iii) the data processor’s proposed listing in Hong Kong that affects or may affect national security, and (iv) any other data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Network Data Security Regulations stipulate that data processors that process “important data” or are listed overseas must conduct an annual data security assessment, either by itself or through a data security service provider, and must submit the assessment report of a given year to the relevant municipal cybersecurity department by the end of January of the following year. As of the date of this annual report, the Draft Network Data Security Regulations have been released for public comment only, and its final provisions and adoption are subject to uncertainties.

On December 28, 2021, the CAC, together with other relevant administrative departments, jointly promulgated the Cybersecurity Review Measures which took effect on February 15, 2022. According to the Cybersecurity Review Measures, an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before listing in a foreign country, and the relevant governmental authorities may initiate a cybersecurity review if they consider relevant network products or services affect or data processing activities may affect national security.

July 10, 2023

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer which became effective on September 1, 2022. Such Measures on Security Assessment of Cross-border Data Transfer require that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) the provision of important data overseas by any data processor; (ii) the provision of personal information overseas by any critical information infrastructure operator or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) the provision of personal information overseas by any data processor who has provided the personal information of more than 100,000 individuals in aggregate or has provided the sensitive personal information of more than 10,000 individuals in aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. The security assessment requirement also applies to any transfer of important data outside of China.

We believe that our existing practices are compliant with applicable requirements imposed under the foregoing laws, rules and regulations, including the regulations or policies that have been issued by the CAC as of the date of this annual report, in all material respects. However, we cannot preclude the possibility that new laws, regulations or rules promulgated in the future will impose additional compliance requirements on us, will subject us to the cybersecurity or national security review in relation to our operations, or will require us to change our business practices or incur additional operating expenses, which may have material and negative impacts on our business, financial condition and prospects and the value of our securities. If it is determined in the future that any additional procedures, including the cybersecurity review under the Cybersecurity Review Measures and Draft Network Data Security Regulations, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. CAC and/or other PRC regulation and oversight of cybersecurity, data protection and other technology-related matters that the PRC government deems to relate to national security could impact our ability to conduct, or the timing of, our future offerings. In addition, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, including the foregoing relevant laws and regulations issued by the CAC, which can change quickly and with little advance notice. See “—The PRC government can exercise influence over the conduct of business in China. Changes in and uncertainties relating to political or social conditions, government policies or regulations in China could have a material and adverse effect on our business and results of operations” for more details.”

In addition, the Company undertakes to revise the following risk factor in its future filings as follows (underline indicates additional text):

“Securities offerings that we may conduct in the future may be subject to the approval, filing or other administration requirements of the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or other PRC governmental authorities, and we cannot assure you that we will be able to obtain such approval, satisfy such requirements or complete such filings.

As a significant part of our business is conducted in China, we are governed by PRC laws, rules and regulations. Such laws, rules and regulations may affect our ability to conduct securities offerings in the future.

In July 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities. The Opinions on Strictly Cracking Down on Illegal Securities Activities, among other things, call for strengthening the administration and supervision of stocks with a China nexus and clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. There is uncertainty regarding the interpretation and implementation of the Opinions on Strictly Cracking Down on Illegal Securities Activities.

July 10, 2023

In February 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures for Overseas Listing, and five related guidelines, or the Guidelines for Overseas Listing, which became effective on March 31, 2023. Under the Trial Measures for Overseas Listing, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill certain filing procedures with and report certain information to the CSRC. The Trial Measures for Overseas Listing provide that if an issuer meets both of the following criteria, the overseas offering and listing of securities conducted by such issuer shall be determined as an indirect overseas offering and listing by a PRC domestic enterprise and therefore subject to the filing and reporting requirements as required thereunder: (i) any of the operating revenue, total profits, total assets, or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management personnel in charge of its business operation and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures for Overseas Listing further stipulate that the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas market shall be made on a substance-over-form basis. According to one of the Guidelines for Overseas Listing, where an issuer does not fall within the scope of the Trial Measures for Overseas Listing, but the risk factors disclosed in the submitted listing application documents to the relevant overseas market regulations are mainly related to mainland China, the principle of substance-over-form should be followed, and a determination may be made that the issuer falls within the scope which is subject to the filing requirements under the Trial Measures for Overseas Listing. The CSRC has clarified that PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures for Overseas Listing (i.e., March 31, 2023) can be deemed to be existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures required by the Trial Measures for Overseas Listing in connection with their past overseas offerings and listings, and instead would be required to file with the CSRC in connection with any future overseas financing activities that they conduct.

In February 2023, the CSRC and certain other PRC regulatory authorities also promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administrative Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality and Archives Administrative Provisions, a PRC domestic enterprise that seeks overseas offering and listing, whether directly or indirectly through an overseas listed entity, must strictly abide by applicable PRC laws and regulations, including by enhancing legal awareness in relation to keeping state secrets and strengthening its archives administration, instituting a sound confidentiality and archives administration system, and taking necessary measures to fulfill confidentiality and archives administration obligations. Where a PRC domestic company, either directly or through its overseas listed entity, publicly discloses or provides to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, it must first obtain approval from competent authorities according to law, and make certain filings with the secrecy administrative department at the same level. In the event that such documents and materials, if leaked, would be detrimental to national security or public interest, the PRC domestic company must strictly complete the relevant procedures as stipulated by applicable national regulations. Where a PRC domestic company, after completing the relevant procedures, provides to securities companies, securities service providers or other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that would be detrimental to national security or public interest if leaked, a non-disclosure agreement must be signed between the provider and receiver of such information according to the relevant PRC laws and regulations, which must specify, among others, the obligations and liabilities on confidentiality held by such securities companies and securities service providers. Specifically, when a PRC domestic company provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers or overseas regulators and individuals, it must complete the due procedures in compliance with applicable national regulations.

July 10, 2023

There are substantial uncertainties as to the implementation and interpretation of the Trial Measures for Overseas Listing and the Confidentiality and Archives Administrative Provisions, and how they will affect our listing status and any securities offerings that we may choose to conduct in the future, and it is still uncertain how PRC governmental authorities will regulate overseas listings in general going forward of companies that have significant operations in the PRC. As a significant portion of our operations are currently based in the PRC, it is likely that future securities offerings or potential other listing that we may choose to conduct will be subject to the foregoing rules and requirements. If we (i) do not receive or maintain any required approvals or record-filing, (ii) inadvertently conclude that approvals or record-filing are not required, or (iii) if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals, filings, registrations or other kinds of authorizations for any of our future offerings or future capital raisings, we may be unable to conduct such future securities offerings on schedule, in a timely manner or at all in a timely manner, or at all. Any failure and/or negative publicity regarding such approval and/or filing requirements may cause the value of our securities to significantly decline or be worthless. Moreover, there is no assurance that any new rules or regulations promulgated in the future will not impose additional requirements on companies with operations in the PRC.

PRC regulators have been increasingly focused on regulation in areas of data security and data protection and the PRC regulatory requirements regarding cybersecurity are evolving. The CAC and other PRC regulators have promulgated various rules, regulations and measures regarding data collection, processing, use and security. For more information, see “— We are dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity risks and data leakage risks. Any failure to comply with the various applicable laws and regulations related to data security and cybersecurity could lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations”. If PRC oversight on cybersecurity and data protection regulations lead us to become subject to regulatory inspection or review or require us to take any specific actions, it could cause us to delay, suspend, terminate securities offerings or capital raisings that we may choose to conduct in the future.”

5.

Please expand the risk factor disclosure on page 21, under the heading “Changes in political or social conditions, government policies or regulations in China could have a material and adverse effect on our business and results of operations,” to further clarify the significant regulatory, liquidity, and enforcement risks associated with your corporate structure and being based in China, and to address the following points.

•

Discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws, to include any rights under the Reorganization and Cooperation agreements mentioned on page 19, and clarify that rules and regulations in China can change quickly with little advance notice.

•

Discuss risks that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, and clarify that such risks could result in a material change in your operations and/or the value of your securities including those that you may register for sale in the future.

•

Discuss risks that any actions by the Chinese government to exert more oversight and control over potential offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and clarify that such actions could cause the value of your securities to significantly decline or become worthless.

July 10, 2023

Response:

In response to the Staff’s comment, the Company respectfully undertakes to revise the below risk factors in its future filings as follows (underline indicates additional text and ~~strikethrough~~ indicates deleted text):

“The PRC government can exercise influence over the conduct of business in China. Changes in and uncertainties relating to political or social conditions, government policies or regulations in China could have a material and adverse effect on our business and results of operations.

Substantially all of our assets are located in China, and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. The PRC government exercises significant control over China’s economy through strategically allocating resources, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue. Any adverse changes in economic conditions, policies, laws or regulations in China could have a material adverse effect on ~~the overall economic growth of China. Such developments could adversely affect~~ our business and operating results, lead ~~leading~~ to reduction in demand for our products and adversely affect our competitive position, result in a material change in our operations, significantly limit or hinder our ability to offer securities to investors or cause the value of our securities to decline or become worthless.

As a significant part of our business is conducted in China, our business is subject to PRC laws, rules and regulations, which can change quickly and with little advanced notice. See “— Questions on the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” for more details. We face uncertainties in terms of enforcement of PRC laws, regulations and rules, which may lead to difficulties in complying with applicable regulatory requirements and availing legal protections available to us. These uncertainties could materially and adversely affect our ability to enforce the contracts we have entered and our business and results of operations, including any rights under the Reorganization Agreement and Cooperation Agreement.

The PRC government can exercise influence over the conduct of business in China as the government deems appropriate, including to further regulatory, political and/or social goals. Furthermore, the PRC government may choose to exert close oversight over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies. See also “— Securities offerings that we may conduct in the future may be subject to the approval, filing or other administration requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities, and we cannot assure you that we will be able to obtain such approval or complete such filing” for more details. Any such influence oversight or discretion could adversely affect our business, financial condition and results of operations and the value of our securities, including those that we may offer for sale in the future, or significantly limit or completely hinder our ability to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. Regulations in China regarding currency conversion ~~We may not freely convert Renminbi into foreign currency, which~~ could limit our ability to obtain sufficient foreign currency to satisfy our foreign currency requirements or to pay dividends to shareholders.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. Our principal source of cash flow has historically been the dividends, if any, paid to us by Yuchai, as described under “Item 5. Operating and Financial Review and Prospects — C. Liquidity and Capital Resources.” As a result, our ability to pay dividends, if any, to our shareholders and to satisfy any financial obligations that we may have from time to time depends on the ability of our subsidiaries, in particular Yuchai, to generate profits available for distribution to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, the terms of its financing arrangements or by the law of its jurisdiction of incorporation which regulates the payment of dividends.

July 10, 2023

The PRC government regulates the conversion of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Substantially all of our revenues and operating expenses are generated by our Chinese operating subsidiary, Yuchai, and are denominated in Renminbi, while a portion of our indebtedness is, or in the future may be, denominated in US dollar and other foreign currencies.

~~The Renminbi is currently freely convertible under the “current account,”~~ Under existing PRC foreign exchange regulations, payments of current account items, which include ~~dividend~~ profit distributions, interest payments~~,~~ and trade and service-related foreign exchange transactions, ~~but not under the “capital account” which include, among other things, foreign direct investment, overseas borrowings by Chinese entities and proceeds of overseas public offering by Chinese entities. Some of the conversions between Renminbi and foreign currency under the capital account are subject to the prior approval of the State Administration for Foreign Exchange, or SAFE.~~ can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends to us. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, our Chinese subsidiaries would need to obtain SAFE approval or complete a registration procedure if in the future they desire to use cash generated from their operations to pay off debt in a currency other than Renminbi owed to entities outside China or make other capital expenditure payments outside China in a currency other than Renminbi.

~~Yuchai, as a foreign invested enterprise, may purchase foreign currency without the approval of SAFE for settlement of “current account transactions”, including payment of dividends, by providing commercial documents evidencing these transactions. Our Chinese operating subsidiary may also retain foreign exchange in its current account to satisfy foreign currency liabilities or to pay dividends. However, the relevant government authorities may limit or eliminate our Chinese operating subsidiary’s ability to purchase and retain foreign currencies in the future. Our Chinese operating subsidiary, therefore, may not be able to obtain sufficient foreign currency to satisfy its foreign currency requirements to pay dividends to us for our use in making any future dividend payments or to satisfy other foreign currency payment requirements.~~

~~Foreign currency transactions under the capital account and foreign debt account continue to be subject to limitations and require registrations with and reviews from the designated foreign exchange banks and SAFE.~~ The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system further limits the ability of our Chinese subsidiaries from obtaining sufficient foreign currencies to satisfy their foreign currency demands, they may not be able to pay dividends in foreign currencies to their shareholders, including us. ~~This could adversely affect our Chinese operating subsidiary’s ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us.~~ We cannot predict the effect of future changes in Renminbi and foreign currency regulations on our business, financial condition and results of operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our Chinese operating companies, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our Chinese operating companies are subject to registration with the State Administration for Market Regulation, or the SAMR or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our Chinese operating companies is required to be registered with SAFE or its local branches and (ii) any of our Chinese operating companies may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, they may only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China.

July 10, 2023

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and was amended on December 30, 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs, which allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued Circular on the Policies for Reforming and Standardizing Management of Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited, to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, SAFE further issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate then effective negative list for foreign investments and the target investment projects are genuine and in compliance with laws. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. Yuchai, as an FIE, is permitted to use its capital income from registered capital, foreign debt and overseas listing based on the current rules. However, such rules will be subject to further changes and there can be no assurance that the current flexibility could continue to apply to Yuchai, and violations of these circulars could result in severe monetary or other penalties.”

If you have any questions regarding the Registration Statement, please contact Paul Dudek (paul.dudek@lw.com or (202) 637-2377), Rajiv Gupta (rajiv.gupta@lw.com or +65 6437 5467) or Stacey Wong (stacey.wong@lw.com or +65 6437 5450) of Latham & Watkins LLP.

Thank you for your time and attention.

Sincerely,

/s/ Rajiv Gupta
Rajiv Gupta of LATHAM &WATKINS LLP

Enclosure

cc:	(via email)

Loo Choon Sen, Chief Financial Officer, China Yuchai International Limited.